Exhibit 99.1

Dada Announces Unaudited Fourth Quarter and Fiscal Year 2021 Financial Results

SHANGHAI, China, March 08, 2022 (GLOBE NEWSWIRE) -- Dada Nexus Limited (NASDAQ: DADA, “Dada” or the “Company”), China’s leading local on-demand delivery and retail platform, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2021.

Fourth Quarter and Fiscal Year 2021 Highlights

●	Total net revenues in the fourth quarter were RMB2,032.1 million. Total net revenues in 2021 were RMB6,866.3 million.

●	Total Gross Merchandise Volume (“GMV”) of JDDJ in 2021 was RMB43.1 billion, an increase of 70.5% year over year from RMB25.3 billion in 2020.

●	Number of active consumers in 2021 was 62.3 million, as compared with 41.3 million in 2020.

“We are delighted to conclude 2021 with another strong quarter,” said Mr. Philip Kuai, Chairman and Chief Executive Officer of Dada. “We are excited to announce that JD.com’s investment in Dada has closed by end of February 2022 and we are looking forward to further deepened strategic cooperation with JD. Entering 2022 together with JD, we are poised to advance on the journey of empowering the digital transformation of the real economy, while serving consumers with everything on-demand.”

“We are pleased to deliver another solid quarter with strong revenue growth year over year on a comparable basis1 and significant operating margin improvement,” said Beck Chen, Chief Financial Officer of Dada. “Leveraging our continuously enhanced capabilities based on technology innovation and collaboration with JD, we expect to expand partner and user base. We remain confident to gain sustainable revenue growth while achieving further margin improvement.”

Fourth Quarter 2021 Financial Results

Total net revenues were RMB2,032.1 million.

	For the three months ended December 31,
	2020	2021
	(RMB in thousands)
Net Revenue
Dada Now
Services	1,267,156	701,175
Sales of goods	19,331	17,253
Subtotal	1,286,487	718,428
JDDJ
Services note (1)	729,335	1,313,698
Total	2,015,822	2,032,126

Note:

(1) Includes net revenues from (i) commission fee, and advertising and marketing services of RMB379,876 and RMB787,738 for the three months ended December 31, 2020 and 2021, respectively; and (ii) fulfillment services and others of RMB349,459 and RMB525,960 for the three months ended December 31, 2020 and 2021, respectively.

Net revenues generated from Dada Now were RMB718.4 million. The difference as compared to that of the fourth quarter of 2020 is mainly due to the fact that effective from April 2021, the cost of riders for last-mile delivery services has been directly paid through third-party companies instead of through the Company. Thus the Company no longer recognizes rider-related revenue and rider-related costs in the income statement for the last-mile delivery services. Aligning the revenue of Dada Now last-mile delivery services to a comparable basis, revenue growth from Dada Now would have been 80.5% year over year1, mainly driven by the increases in order volume of intra-city delivery service to chain merchants.

Net revenues generated from JDDJ were RMB1,313.7 million. The difference as compared to that of the fourth quarter of 2020 is mainly due to the increase in GMV from the same quarter last year, which was driven by increases in the number of active consumers and average order size. The increase in online marketing services revenue as a result of the increasing promotional activities launched by brand owners and retailers also constituted an increment of the net revenues generated from JDDJ.

Total costs and expenses were RMB2,688.3 million, compared with RMB2,584.2 million in the same quarter of 2020.

●	Operations and support costs were RMB1,371.9 million, compared with RMB1,637.3 million in the same quarter of 2020. The decrease was primarily due to the decrease of rider-related cost incurred by business upgrade of last-mile delivery services, partially offset by an increase in rider cost as a result of increasing order volume for intra-city delivery services provided to various chain merchants on the Dada Now platform and retailers on the JDDJ platform.

●	Selling and marketing expenses were RMB1,032.7 million, compared with RMB702.9 million in the same quarter of 2020. The increase was primarily due to (i) growing incentives to JDDJ consumers, and (ii) an increase in personnel cost in connection with the Company’s growing business.

●	General and administrative expenses were RMB99.0 million, compared with RMB113.3 million in the same quarter of 2020. The decrease was primarily due to decreased share-based compensation expenses.

●	Research and development expenses were RMB169.4 million, compared with RMB110.2 million in the same quarter of 2020. The increase was mainly attributable to the increase in research and development personnel cost as the Company continues to strengthen its technological capabilities.

Loss from operations was RMB605.7 million, compared with RMB549.6 million in the same quarter of 2020.

Non-GAAP loss from operations2 was RMB505.4 million, compared with RMB433.5 million in the same quarter of 2020.

Net loss was RMB577.8 million, compared with RMB534.4 million in the same period of 2020.

Non-GAAP net loss3 was RMB485.4 million, compared with RMB419.6 million in the same period of 2020.

Net loss attributable to ordinary shareholders of Dada was RMB577.8 million, compared with RMB534.4 million in the same quarter of 2020.

Non-GAAP net loss attributable to ordinary shareholders of Dada4 was RMB485.4 million, compared with RMB419.6 million in the same quarter of 2020.

Basic and diluted net loss per share was RMB0.61, compared with RMB0.59 for the fourth quarter of 2020.

Non-GAAP basic and diluted net loss per share5 was RMB0.51, compared with RMB0.46 for the fourth quarter of 2020.

Fiscal Year 2021 Financial Results

Total net revenues were RMB6,866.3 million.

	For the year ended December 31,
	2020	2021
	(RMB in thousands)
Net Revenue
Dada Now
Services	3,377,653	2,753,458
Sales of goods	56,925	67,254
Subtotal	3,434,578	2,820,712
JDDJ
Services note (2)	2,305,411	4,045,550
Total	5,739,989	6,866,262

Note:

(2) Includes net revenues from (i) commission fee, and advertising and marketing services of RMB1,211,549 and RMB2,350,582 for fiscal year 2020 and 2021, respectively; and (ii) fulfillment services and others of RMB1,093,862 and RMB1,694,968 for fiscal year 2020 and 2021, respectively.

Net revenues generated from Dada Now were RMB2,820.7 million. The difference as compared to that of fiscal year 2020 is mainly due to the fact that effective from April 2021, the cost of riders for last-mile delivery services has been directly paid through third-party companies instead of through the Company. Thus the Company no longer recognizes rider-related revenue and rider-related costs in the income statement for the last-mile delivery services. Aligning the revenue of Dada Now last-mile delivery services to a comparable basis, revenue growth from Dada Now would have been 82.7% year over year1, mainly driven by the increases in order volume of intra-city delivery service to chain merchants.

Net revenues generated from JDDJ were RMB4,045.6 million. The difference as compared to that of fiscal year 2020 is mainly due to the increase in GMV from last fiscal year, which was driven by increases in the number of active consumers and average order size. The increase in online marketing services revenue as a result of the increasing promotional activities launched by brand owners and retailers also constituted an increment of the net revenues generated from JDDJ.

Total costs and expenses were RMB9,601.7 million, compared with RMB7,564.9 million in fiscal year 2020.

●	Operations and support costs were RMB5,139.1 million, compared with RMB4,721.3 million in fiscal year 2020. The rise was primarily due to an increase in rider cost as a result of increasing order volume for intra-city delivery services provided to various chain merchants on the Dada Now platform and retailers on the JDDJ platform, partially offset by the decrease of rider-related cost incurred by business upgrade of last-mile delivery services.

●	Selling and marketing expenses were RMB3,427.9 million, compared with RMB1,848.7 million in fiscal year 2020. The increase was primarily due to (i) growing incentives to JDDJ consumers, and (ii) an increase in personnel cost in connection with the Company’s growing business.

●	General and administrative expenses were RMB400.4 million, compared with RMB498.8 million in fiscal year 2020. The decrease was primarily due to decreased share-based compensation expenses.

●	Research and development expenses were RMB573.9 million, compared with RMB428.8 million in fiscal year 2020. The increase was mainly attributable to the increase in research and development personnel cost as the Company continues to strengthen its technological capabilities.

Loss from operations was RMB2,578.7 million, compared with RMB1,764.1 million in fiscal year 2020.

Non-GAAP loss from operations was RMB2,198.9 million, compared with RMB1,221.7 million in fiscal year 2020.

Net loss was RMB2,471.1 million, compared with RMB1,705.2 million in fiscal year 2020.

Non-GAAP net loss was RMB2,102.9 million, compared with RMB1,168.0 million in fiscal year 2020.

Net loss attributable to ordinary shareholders of Dada was RMB2,471.1 million, compared with RMB2,080.8 million in fiscal year 2020.

Non-GAAP net loss attributable to ordinary shareholders of Dada was RMB2,102.9 million, compared with RMB1,543.6 million in fiscal year 2020.

Basic and diluted net loss per share was RMB2.60, compared with RMB3.12 in fiscal year 2020.

Non-GAAP basic and diluted net loss per share was RMB2.21, compared with RMB2.31 in fiscal year 2020.

As of December 31, 2021, the Company had RMB1,764.8 million in cash, cash equivalents, restricted cash and short-term investments, a decrease from RMB6,291.1 million as of December 31, 2020.

Environment, Social Responsibility and Corporate Governance

The Company continued to execute its ESG strategy in the fourth quarter in a committed and proactive way:

●	The Company launched its Winter Care program for its riders, delivering supplies such as knee pads and insulated bottles to riders around the country. The Company also held the 2021 Annual Rider Award Ceremony to recognize and reward approximately 1,000 riders whose services were highly appreciated by users and whose behaviors created positive energy.

●	In Xi'an city, during the COVID-19 lockdown in December 2021, the Company cooperated with retailers to ensure the supply and delivery of daily necessities to people and was included in the list of first batch of key enterprises that ensure necessity supplies by the Xi'an Municipal Bureau of Commerce, contributing to the orderly running of the city.

●	The Company actively practices social responsibility and was named as a "Charity Star" of Shanghai in the 10th edition of the award, being the only Internet and online new economy enterprise awarded.

●	In January 2022, JDDJ was among the first batch of Apps to pass the aging-friendly and barrier-free assessment launched by the Ministry of Industry and Information Technology. The Company will continue to provide more thoughtful, caring and convenient services to the elderly and disabled groups leveraging technological innovation and product iteration.

Business Outlook

For the first quarter of 2022, Dada expects total revenue to be between RMB2,000 million and RMB2,050 million. Aligning the revenue of Dada Now last-mile delivery services to a comparable basis in the first quarters of 2021 and 2022, total revenue of the first quarter of 2022 will realize 72% to 76% year-over-year growth1. This outlook is based on information available as of the date of this press release and reflects the Company's current and preliminary expectations, which are subject to change in light of various uncertainties, including those related to the ongoing COVID-19 pandemic.

1 Effective from April 2021, the cost of riders for last-mile delivery services has been directly paid through third-party companies instead of through the Company. The Company no longer recognizes rider-related revenue and rider-related costs in the income statement for the last-mile delivery services. To help better understand the growth excluding the change’s impact on revenue, the Company hereby presents the year-over-year growth assuming excluding the cost of riders directly paid during the comparative periods of current year and last year.

2 Non-GAAP loss from operations represents loss from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition.

3 Non-GAAP net loss represents net loss excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisitions and tax benefit from amortization of such intangible assets.

4 Non-GAAP net loss attributable to ordinary shareholders of Dada is net loss attributable to ordinary shareholders of Dada excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets.

5 Non-GAAP net loss per share is non-GAAP net loss attributable to ordinary shareholders of Dada divided by weighted average number of shares used in calculating net loss per share.

Conference Call

The Company will host a conference call to discuss the earnings at 8:00 p.m. Eastern Time on Tuesday, March 8, 2022 (9:00 a.m. Beijing time on Wednesday, March 9, 2022).

Please register in advance of the conference using the link provided below and dial in 10 minutes prior to the call, using participant dial-in numbers, Direct Event passcode and unique registrant ID which would be provided upon registering. You will be automatically linked to the live call after completion of this process, unless required to provide the conference ID below due to regional restrictions.

PRE-REGISTER LINK: http://apac.directeventreg.com/registration/event/7669849

CONFERENCE ID: 7669849

A telephone replay of the call will be available after the conclusion of the conference call through 08:59 a.m. Eastern Time, March 16, 2022.

Dial-in numbers for the replay are as follows:

International Dial-in	+61-2-8199-0299
U.S. Toll Free	1-855-452-5696
Mainland China	8008-700-206
Hong Kong	800-963-117
Passcode:	7669849#

A live and archived webcast of the conference call will be available on the Investor Relations section of Dada’s website at https://ir.imdada.cn/.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income/(loss) attributable to ordinary shareholders of Dada and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada per share as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP operating margin is non-GAAP income/(loss) from operations as a percentage of total net revenues. Non-GAAP net income/(loss) is net income/(loss) excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets. Non-GAAP net margin is non-GAAP net income/(loss) as a percentage of total net revenues. Non-GAAP net income/(loss) attributable to ordinary shareholders of Dada is net income/(loss) attributable to ordinary shareholders of Dada excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets. Non-GAAP net income/(loss) attributable to ordinary shareholders of Dada per share is non-GAAP net income/(loss) attributable to ordinary shareholders of Dada divided by weighted average number of shares used in calculating net income/(loss) per share.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income/(loss) from operations and non-GAAP net income/(loss) enable the Company’s management to assess the Company’s financial and operating results without considering the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets. The Company also believes that the use of the non-GAAP measures facilitates investors’ assessment of the Company’s financial and operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income/(loss) attributable to ordinary shareholders of Dada, and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada per share is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income/(loss) attributable to ordinary shareholders of Dada, and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada per share. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income/(loss) attributable to ordinary shareholders of Dada and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada per share for the period should not be considered in isolation from or as an alternative to income/(loss) from operations, operating margin, net income/(loss), net margin, net income/(loss) attributable to ordinary shareholders of Dada and net income/(loss) attributable to ordinary shareholders of Dada per share, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. Dada may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Dada’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dada’s strategies; Dada’s future business development, financial condition and results of operations; Dada’s ability to maintain its relationship with major strategic investors; its ability to provide efficient on-demand delivery services and offer quality on-demand retail experience; its ability to maintain and enhance the recognition and reputation of its brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Dada’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Dada does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Dada

Dada is a leading platform of local on-demand retail and delivery in China. It operates JDDJ, one of China’s largest local on-demand retail platforms for retailers and brand owners, and Dada Now, a leading local on-demand delivery platform open to merchants and individual senders across various industries and product categories. The Company’s two platforms are inter-connected and mutually beneficial. The Dada Now platform enables improved delivery experience for participants on the JDDJ platform through its readily accessible fulfillment solutions and strong on-demand delivery infrastructure. Meanwhile, the vast volume of on-demand delivery orders from the JDDJ platform increases order volume and density for the Dada Now platform.

For more information, please visit https://ir.imdada.cn/.

For investor inquiries, please contact:

Dada Nexus Limited

Ms. Caroline Dong

E-mail: ir@imdada.cn

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86-178-1749 0483

E-mail: rvanguestaine@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

For media inquiries, please contact:

Dada Nexus Limited

E-mail: PR@imdada.cn

Appendix I

DADA NEXUS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share data and otherwise noted)

	As of December 31,	As of December 31,
	2020	2021
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	5,461,264	512,830
Restricted cash	59,791	58,020
Short-term investments	770,000	1,193,909
Accounts receivable	403,584	352,324
Inventories, net	5,410	6,344
Amount due from related parties	646,341	840,667
Prepayments and other current assets	175,592	479,017
Total current assets	7,521,982	3,443,111

Non-current assets
Property and equipment, net	39,640	37,555
Goodwill	957,605	957,605
Intangible assets, net	507,964	332,317
Operating lease right-of-use assets	107,120	76,811
Non-current time deposits	400,000	400,000
Other non-current assets	12,715	33,181
Total non-current assets	2,025,044	1,837,469

TOTAL ASSETS	9,547,026	5,280,580

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term loan	600,000	100,000
Accounts payable	13,846	9,800
Notes payable	170,000	—
Payable to riders and drivers	717,496	580,983
Amount due to related parties	52,918	71,760
Accrued expenses and other current liabilities	814,991	620,406
Operating lease liabilities	41,737	35,759
Total current liabilities	2,410,988	1,418,708

Non-current liabilities
Deferred tax liabilities	38,558	27,000
Non-current operating lease liabilities	69,525	46,243
Total non-current liabilities	108,083	73,243

TOTAL LIABILITIES	2,519,071	1,491,951

	As of December 31,	As of December 31,
	2020	2021
	RMB	RMB
SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.0001 par value, 2,000,000,000 shares authorized, 941,450,185 and 927,776,552 shares outstanding as of December 31, 2020 and 2021, respectively)	639	633
Additional paid-in capital	16,442,721	15,714,015
Accumulated deficit	(9,345,102)	(11,816,229)
Accumulated other comprehensive loss	(70,303)	(109,790)
TOTAL SHAREHOLDERS’ EQUITY	7,027,955	3,788,629

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	9,547,026	5,280,580

DADA NEXUS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands, except share and per share data and otherwise noted)

	For the three months ended December 31,		For the year ended December 31,
	2020	2021	2020	2021
	RMB	RMB	RMB	RMB
Net revenues	2,015,822	2,032,126	5,739,989	6,866,262
Costs and expenses
Operations and support	(1,637,285)	(1,371,896)	(4,721,311)	(5,139,102)
Selling and marketing	(702,854)	(1,032,697)	(1,848,730)	(3,427,909)
General and administrative	(113,301)	(99,018)	(498,826)	(400,397)
Research and development	(110,215)	(169,439)	(428,849)	(573,949)
Other operating expenses	(20,534)	(15,227)	(67,137)	(60,326)
Total costs and expenses	(2,584,189)	(2,688,277)	(7,564,853)	(9,601,683)
Other operating income	18,803	50,483	60,779	156,714
Loss from operations	(549,564)	(605,668)	(1,764,085)	(2,578,707)

Other income/(expenses)
Interest income	19,117	21,414	65,596	110,954
Interest expenses	(5,177)	(1,482)	(11,830)	(13,806)
Foreign exchange gain/(loss)	—	150	—	(1,126)
Total other income	13,940	20,082	53,766	96,022
Loss before income tax benefits	(535,624)	(585,586)	(1,710,319)	(2,482,685)
Income tax benefits	1,254	7,799	5,143	11,558
Net loss	(534,370)	(577,787)	(1,705,176)	(2,471,127)
Accretion of convertible redeemable preferred shares	—	—	(375,649)	—
Net loss attributable to ordinary shareholders of Dada Group	(534,370)	(577,787)	(2,080,825)	(2,471,127)

Net loss per share
Basic	(0.59)	(0.61)	(3.12)	(2.60)
Diluted	(0.59)	(0.61)	(3.12)	(2.60)

Weighted average shares used in calculating net loss per share
Basic	909,264,305	942,581,485	667,844,843	950,697,557
Diluted	909,264,305	942,581,485	667,844,843	950,697,557

Net loss	(534,370)	(577,787)	(1,705,176)	(2,471,127)
Other comprehensive loss
Foreign currency translation adjustments	(117,315)	(14,274)	(209,963)	(39,487)
Total comprehensive loss	(651,685)	(592,061)	(1,915,139)	(2,510,614)

DADA NEXUS LIMITED

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except share and per share data and otherwise noted)

	For the three months ended December 31,		For the year ended December 31,
	2020	2021	2020	2021
	RMB	RMB	RMB	RMB
Loss from operations	(549,564)	(605,668)	(1,764,085)	(2,578,707)
Add:
Share-based compensation expense	72,124	57,606	360,078	207,943
Intangible assets amortization	43,927	42,619	182,289	171,883
Non-GAAP loss from operations	(433,513)	(505,443)	(1,221,718)	(2,198,881)

Net loss	(534,370)	(577,787)	(1,705,176)	(2,471,127)
Add:
Share-based compensation expense	72,124	57,606	360,078	207,943
Intangible assets amortization	43,927	42,619	182,289	171,883
Income tax benefit	(1,254)	(7,799)	(5,141)	(11,558)
Non-GAAP net loss	(419,573)	(485,361)	(1,167,950)	(2,102,859)

Accretion of convertible redeemable preferred shares	—	—	(375,649)	—

Non-GAAP net loss attributable to ordinary shareholders of Dada Group	(419,573)	(485,361)	(1,543,599)	(2,102,859)

Non-GAAP net loss per share
Basic	(0.46)	(0.51)	(2.31)	(2.21)
Diluted	(0.46)	(0.51)	(2.31)	(2.21)

Weighted average shares used in calculating net loss per share
Basic	909,264,305	942,581,485	667,844,843	950,697,557
Diluted	909,264,305	942,581,485	667,844,843	950,697,557